FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 28 , 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

28 September 2015

Details of IPED securities issued, and IPED deposits accepted, by The Royal Bank of Scotland plc which are expected to transfer under a Financial Services and Markets Act 2000 Part VII Scheme

On 19 February 2014, The Royal Bank of Scotland plc ("RBS plc") announced that an agreement had been reached with BNP Paribas S.A., acting through its London branch ("BNP Paribas") for the disposal of certain assets and liabilities related to RBS plc's structured retail investor products and equity derivatives ("IPED") business, as well as associated market-making activities (the "Proposed Transaction"), subject to competition approval.

It was announced that as part of the Proposed Transaction, where available, statutory transfer schemes would be used to effect a legal transfer of eligible transactions (including securities) to BNP Paribas or one of its affiliates. In particular, it was announced that RBS plc and BNP Paribas would work together with the aim of implementing a banking business transfer scheme pursuant to Part VII of the UK Financial Services and Markets Act 2000 (the "Part VII Scheme").

RBS plc announces that it has, subject to the disclaimer set out below, today published details of those securities issued, and deposits accepted, by RBS plc which are expected to transfer to BNP Paribas or one of its affiliates (which will therefore become the relevant "issuer" or "deposit taker") pursuant to the Part VII Scheme, if implemented (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled, and the deposits not having been repaid, prior to the implementation of the Part VII Scheme). Implementation of the Part VII Scheme is subject, amongst other matters, to court and regulatory approvals.

RBS plc also announces that it has today presented a petition with BNP Paribas to the Court of Session in Scotland for an order under Part VII of the UK Financial Services and Markets Act 2000 to sanction the Part VII Scheme.

For any securities and deposits which are not expected to transfer pursuant to the Part VII Scheme (should it proceed), RBS plc will remain their issuer and deposit taker, respectively. Details can be viewed at http://investors.rbs.com/FSMA-transfer-IPED/. Subject to the disclaimer set out below, such information on the website is up-to-date as at the date there indicated and investors should refer to the website from time to time for updated information. A set of 'frequently asked questions' in relation to the Part VII Scheme is or will shortly be also available on the website.

There is no requirement for investors in RBS plc securities or deposits to take any action now. Any action required in connection with the Proposed Transaction (including the Part VII Scheme, should it proceed) will continue to be communicated in a timely way with a view to ensuring a smooth transition.

For Further Information Contact:

RBS Investor Relations Matthew Richardson Head of Debt Investor Relations Tel: +44 (0) 20 7678 1800	RBS Press Office +44 131 523 4205

Disclaimer
No person should place any reliance on the information referred to in this announcement concerning securities or deposits which are or are not expected to transfer, or any other details of the Part VII Scheme, in connection with making an investment decision or for any other purpose and should be aware that there is no guarantee that the Part VII Scheme will proceed. Changes to the current proposals (including, without limitation, to the identity of the securities or the deposits which may transfer, the eventual manner in which the securities or the deposits may transfer, the timing pursuant to which such securities or such deposits may transfer or any other details of the Part VII Scheme) may be made if required, or if determined by RBS plc or BNP Paribas (in their absolute discretion) to be desirable for commercial or other reasons.

Accordingly, nothing in this announcement should be taken as (or is) a representation that the RBS plc securities or deposits will transfer, whether in the manner described in this announcement, or at all. Investors should refer to http://investors.rbs.com/FSMA-transfer-IPED/ for information as to which securities and which deposits may transfer as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Proposed Transaction (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement
Certain statements found in this announcement may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this announcement includes forward-looking statements relating, but not limited, to the Proposed Transaction (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements".

Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this announcement include, but are not limited to: the ability to complete the Part VII Scheme on a timely basis; regulatory or legal changes in the United Kingdom, France, the Netherlands, the United States and any other countries in which The Royal Bank of Scotland group and the BNP Paribas group operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBS plc or BNP Paribas in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this announcement. RBS plc does not undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 September 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary